UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

**Report of Foreign Private Issuer**

**Pursuant to Rules 13a-16 or 15d-16 under**
the Securities Exchange Act of 1934

Dated March 14, 2017

File Number: 001-35785

SIBANYE GOLD LIMITED
(Translation of registrant's name into English)

Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Sibanye Gold Limited
(Reg. No. 2002/031431/06)
(Incorporated in the Republic of South Africa)
("Sibanye Gold" or "the Company")

Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL

**DEALING IN SECURITIES**

**Westonaria, 14 March 2017.** In compliance with paragraphs 3.63 to 3.74 of the Listings Requirements of JSE Limited ("the Listings Requirements") we hereby advise that Mr C Farrel has accepted Performance and Bonus Shares granted on 1 March 2017 ("the Grant Date"), in terms of the Sibanye Gold 2013 Share Plan as set out below.

The award is subject to the application of a performance condition on vesting that will range from 0 to 100%. The performance condition is 70% based on Sibanye's total return to shareholders over the 3 year vesting period compared to a peer group comprised of eight comparable South African listed mining companies and 30% based on the extent to which Sibanye's return on capital employed has exceeded the company's cost of capital. In addition, 20% of the vesting is subject to forfeiture in the event of material and significant environmental, social or governance malpractice over the vesting period at the discretion of the Remuneration Committee.

Bonus Shares are linked to the annual bonus whereby the equivalent of two-thirds of the cash bonus is granted in Bonus Shares. Both grants were made at the 3 day VWAP prior to grant date of R27.4834.

Details of the transaction are set out below:

| Name | **C Farrel** |
|---|---|
| Position | Company Secretary |
| Company | Sibanye Gold Limited |
| No of Performance Shares granted | 164 376 |
| No of Bonus Shares granted | 11 448 |
| Deemed value of Bonus Shares granted | R314 629.96 |
| Performance Share and Bonus Share strike price | Nil |
| Date of acceptance of grant | 13 March 2017 |
| Class of underlying security to which rights attach | Ordinary shares |
| Nature of transaction | Off market acceptance of Performance Shares and Bonus Shares |
| Vesting Period | The Performance Shares vest on the third anniversary of the Grant Date and the Bonus Shares vest in equal parts on 9 months and 18 months of the Grant Date |
| Nature of interest | Direct and Beneficial |
| | |

In terms of paragraph 3.66 of the Listings requirements the necessary clearance to deal in the above securities has been obtained.

ENDS

Contact

James Wellsted
SVP Investor Relations
Sibanye Gold Limited
+27 83 453 4014
james.wellsted@sibanyegold.co.za

Sponsor
Sponsor: J.P. Morgan Equities South Africa Proprietary Ltd

# SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SIBANYE GOLD LIMITED

Dated: March 14, 2017

By: /s/ Charl Keyter

Name: Charl Keyter
Title: Chief Financial Officer